SO SO 3/13/03

03015355

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 1 2 2003 MAIL PROCESSING SECTION WASH, D.C. 165

SEC FILE NUMBER
8-14136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Basil Investment Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

46 Lark Drive
(No. and Street)

Holland	PA	18954
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Graham (215) 355-5660
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cunningham, Porter and Phillips
(Name — if individual, state last, first, middle name)

1077 Rydal Road, Suite 200	Rydal	PA	19046
(Address)	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert Graham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Basil Investment Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Clare M Cosenza 3/7/03

Notary Public

Notarial Seal
Clare M. Cosenza, Notary Public
Northampton Twp., Bucks County
My Commission Expires June 14, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BASIL INVESTMENT CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2002

Cunningham, Porter and Phillips

BASIL INVESTMENT CORPORATION

TABLE OF CONTENTS

Cunningham,
Porter and Phillips
Certified Public Accountants

SUITE 200 · 1077 RYDAL RD. · RYDAL, PA 19046-1793 · TEL: (215) 572-7400 · FAX (215) 572-7448

Independent Auditors' Report

Board of Directors and Shareholders
Basil Investment Corporation

We have audited the accompanying statement of financial condition of Basil Investment Corporation (a subchapter S corporation) as of December 31, 2002, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly the financial position of Basil Investment Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Information on page 10 is supplementary information required by Rule 17A5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cunningham, Porter and Phillips

CUNNINGHAM, PORTER AND PHILLIPS
Certified Public Accountants

January 21, 2003

BASIL INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash		$ 45,254
Commissions Receivable		7,462
Investments		4,705
Prepaid Expenses		2,511
Loan - Employee		1,550
Furniture, Fixtures and Equipment	$ 225,069	
Vehicle	6,341	
Leasehold Improvements	58,371	
	289,781	
Less: Accumulated Depreciation	227,232	62,549
TOTAL ASSETS		$ 124,031

LIABILITIES AND SHAREHOLDERS' EQUITY

Commissions Payable	$ 2,026	
Accrued Expenses	1,075	
TOTAL LIABILITIES		$ 3,101

SHAREHOLDERS' EQUITY

Common Stock Authorized 10,000 Shares No Par Value, 10,000 Shares Issued and 9,208 Outstanding	25,000	
Treasury Stock 792 Shares	(16,166)	
Additional Paid in Capital	12,192	
Retained Earnings	99,904	
TOTAL SHAREHOLDERS' EQUITY		120,930
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 124,031

The accompanying notes are an integral part of the financial statements.

BASIL INVESTMENT CORPORATION

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES		
Commission Income - Mutual Funds	$ 370,502	
Commission Income - Securities	4,564	
Dividends and Interest	364	
TOTAL REVENUES		$ 375,430
EXPENSES		
Commission Expense - Sales Agents	160,493	
Part-time Services	31,200	
Rent	36,000	
Group insurance	21,127	
Office Expenses and Supplies	18,279	
Auto Expenses	17,671	
Commission Expense - Officer	12,709	
Book	11,628	
Depreciation	9,280	
Travel and Entertainment	9,071	
Insurance	8,221	
Maintenance	6,751	
Telephone	6,599	
Utilities	5,980	
Professional Fees	4,592	
Education	2,940	
Donations	1,213	
Postage	1,850	
Bad Debt	1,800	
Llicenses and Fees	1,740	
Advertising	750	
Recruiting and Training	295	
Dues and Subsctiptions	292	
TOTAL EXPENSES		370,481
NET INCOME		$ 4,949

The accompanying notes are an intergral part of the financial statements.

BASIL INVESTMENT CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Treasury Stock	Capital Paid in Excess of Par Value	Retained Earnings	Total
Balance, January 1, 2002	$ 25,000	$ (16,166)	$ 12,192	$ 94,955	$ 115,981
Net Income for the Year Ended December 31, 2002				$ 4,949	$ 4,949
Balance, December 31, 2002	$ 25,000	$ (16,166)	$ 12,192	$ 99,904	$ 120,930

The accompanying notes are an intergarl part of the financial statements.

BASIL INVESTMENT CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 4,949	
Adjustments to Reconcile Net Income to Net Cash		
Provided By (Used By) Operating Activities:		
Depreciation	9,280	
Changes in Operating Assets and Liabilities		
(Increase) Decrease In:		
Commissions Receivable	5,008	
Prepaid Expenses	3,667	
Prepaid Taxes	200	
Exchange - Officer	1,000	
Loan Employee (Net of Repayments)	(1,550)	
Increase (Decrease) In:		
Commissions Payable	(8,257)	
Accrued Expenses	(6,687)	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 7,610
CASH FLOWS FROM INVESTING ACTIVITIES		
Net (Increase) in Invstments	(11)	
Net Decrease in Deposits	27,259	
NET CASH PROVIDED BY INVESTING ACTIVITIES		27,248
NET INCREASE IN CASH		34,858
CASH - JANUARY 1, 2002		10,396
CASH - DECEMBER 31, 2002		$ 45,254

The accompanying notes are an integral part of the financial statemetns.

BASIL INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIGICANT ACCOUNTING POLICIES

Organization

Basil Investment Company was incorporated on July 23, 1967, and operates as a registered broker-dealer in Holland, Pennsylvania dealing primarily in the sales of investment company shares and insurance products.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, cash is defined as demand deposits with financial institutions.

Commissions Receivable

Commissions Receivable are commissions due from mutual funds and insurance companies and are collectible within thirty days of December 2002.

Investments

The Company classifies its marketable securities, which consist of investments in marketable equity securities and a dollar per share mutual fund, as "Available for Sale." Securities classified as "Available for Sale" are carried in the financial statements at fair value. At December 31, 2002, fair value equals the cost of the securities.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed for financial statement purposes on a straight-line basis over the estimated useful life of the related assets.

When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Advertising

The Company expenses advertising as incurred. Advertising expense was $750 for the Year ended December 31, 2002.

2. INCOME TAXES

The Company has elected by unanimous consent of its shareholders to be taxed under the provisions of subchapter S of the Internal Revenue Code and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

3. NET CAPITAL

As a registered broker-dealer, the Company is subject to the requirements of Rule 15C3-1 under the Securities Exchange Act of 1934. The rule prohibits a broker-dealer's "aggregate Indebtedness" to exceed fifteen times "net capital" as those items are defined. On December 31, 2002, the Company's "aggregate indebtedness" and "net capital" were $3,101and $50,371, respectively, a ratio of .06 to 1. The Company's required capital as of December 31, 2002, was $5,000.

The Company has at all times during the past year been in compliance with the requirements of Rule 15C3-1.

The Company has available at its office a copy of their most recent annual report Form X-17A-5 Focus Report – Part IIA audited and Certified by independent public accountants to be examined or copied.

4. RELATED PARTY TRANSACTIONS

The Company leases its business facility on a month to month basis from the Company's principal shareholders. These lease payments totaled $36,0000 for the year ended December 31, 2002.

Substantially all commissions paid during 2002, and payable as of December 31, 2002, were to shareholders.

5. LEASES

The Company leased an automobile under a 36 month lease effective October 8, 1999 and expiring October 8, 2002. Total rental expense for this operating lease was $12,579 for the year ending December 31, 2002.

SUPPLEMENTARY INFORMATION

BASIL INVESTMENT CORPORATION

SUPPLEMENTARY INFORMATION

NET CAPITAL COMPUTATION

DECEMBER 31, 2002

SHAREHOLDERS' EQUITY		$ 120,930
NON-ALLOWABLE ASSETS		
Net Property and Equipment	$ 62,549	
Prepaid Expenses	2,511	
Loan Employee	1,550	
Commissions Receivable	3,426	
TOTAL NON-ALLOWABLE ASSETS		70,036
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS		50,894
HAIRCUTS		523
NET CAPITAL		$ 50,371
AGGREGATE INDEBTEDNESS		$ 3,101
MINIMUM NET CAPITAL REQUIRED		$ 5,000
EXCESS NET CAPITAL AT 1,000 PERCENT		$ 50,061
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		6%

Statement Pursuant to Paragraph (d)(4) of Rule 17A-5

FORM X-17A-5	**FOCUS REPORT** **(Financial and Operational Combined Uniform Single Report)** **Part IIA Quarterly 17a-5(a)** **INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17**

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: BASIL INVESTMENT CORPORATION [0013]

SEC File Number: 8- 14136 [0014]

Address of Principal Place of Business: P.O. BOX 1776 [0020]

RICHBORO [0021] PA [0022] 18954 [0023]

Firm ID: 1188 [0015]

For Period Beginning 01/01/2002 [0024] And Ending 12/31/2002 [0025]

Name and telephone number of person to contact in regard to this report:

Name: ELIZABETH R. GRAHAM [0030] Phone: 215-355-5660 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated [0198]   Unconsolidated [0199]

		Allowable	Non-Allowable	Total
1.	Cash	45,254 [0200]		45,254 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	[0810]
3.	Receivables from non-customers	4,036 [0355]	3,426 [0600]	7,462 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	4,705 [0424]		
	E. Spot commodities	[0430]		4,705 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	[0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	[0880]
	A. Exempted securities [0150]			

B. Other securities ____ [0160]			
7. Secured demand notes market value of collateral:	____ [0470]	____ [0640]	____ [0890]
A. Exempted securities ____ [0170]			
B. Other securities ____ [0180]			
8. Memberships in exchanges:			
A. Owned, at market ____ [0190]			
B. Owned, at cost		____ [0650]	
C. Contributed for use of the company, at market value		____ [0660]	____ [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	____ [0480]	____ [0670]	____ [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	____ [0490]	62,548 [0680]	62,548 [0920]
11. Other assets	____ [0535]	4,062 [0735]	4,062 [0930]
12. TOTAL ASSETS	53,995 [0540]	70,036 [0740]	124,031 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	3,101 [1205]	[1385]	3,101 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings.		[1400]	[1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	[1720]
from outsiders [0990]			

C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders [1000]			
2. Includes equity subordination (15c3-1(d)) of [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABLITIES	3,101 [1230]	[1450]	3,101 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ______ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	25,000 [1792]
C. Additional paid-in capital	12,192 [1793]
D. Retained earnings	99,904 [1794]
E. Total	137,096 [1795]
F. Less capital stock in treasury	(16,166) [1796]

24.	TOTAL OWNERSHIP EQUITY	120,930	[1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	124,031	[1810]

STATEMENT OF INCOME (LOSS)

REVENUE

1.	Commissions:			
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange		[3935]
	b.	Commissions on listed option transactions		[3938]
	c.	All other securities commissions	4,564	[3939]
	d.	Total securities commissions		[3940]
2.	Gains or losses on firm securities trading accounts			
	a.	From market making in options on a national securities exchange		[3945]
	b.	From all other trading		[3949]
	c.	Total gain (loss)		[3950]
3.	Gains or losses on firm securities investment accounts			[3952]
4.	Profit (loss) from underwriting and selling groups			[3955]
5.	Revenue from sale of investment company shares		370,502	[3970]
6.	Commodities revenue			[3990]
7.	Fees for account supervision, investment advisory and administrative services			[3975]
8.	Other revenue		364	[3995]
9.	Total revenue		375,430	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		33,835	[4120]
11.	Other employee compensation and benefits		160,493	[4115]
12.	Commissions paid to other broker-dealers			[4140]
13.	Interest expense			[4075]
	a.	Includes interest on accounts subject to subordination agreements	[4070]	

14.	Regulatory fees and expenses		[4195]
15.	Other expenses	176,153	[4100]
16.	Total expenses	370,481	[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		4,949	[4210]
18.	Provision for Federal Income taxes (for parent only)			[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above			[4222]
	a. After Federal income taxes of	[4238]		
20.	Extraordinary gains (losses)			[4224]
	a. After Federal income taxes of	[4239]		
21.	Cumulative effect of changes in accounting principles			[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		4,949	[4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	10,990	[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)–Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(A)–"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(B)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 1523 [4335A]	FIRST SOUTHWEST COMPANY [4335A2]	Equities [4335B]
8- 1523 [4335C]	FIRST SOUTHWEST COMPANY [4335C2]	Options [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)–Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			120,930 [3480]
2. Deduct ownership equity not allowable for Net Capital			[3490]
3. Total ownership equity qualified for Net Capital			[3500]
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			[3520]
B. Other (deductions) or allowable credits (List)			
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	[3525]
5. Total capital and allowable subordinated liabilities			[3530]
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		70,036 [3540]	
B. Secured demand note deficiency		[3590]	
C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
D. Other deductions and/or charges		[3610]	70,036 [3620]
7. Other additions and/or credits (List)			
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	[3630]
8. Net capital before haircuts on securities positions			50,894 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			

A.	Contractual securities commitments		[3660]	
B.	Subordinated securities borrowings		[3670]	
C.	Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		523 [3734]	
D.	Undue Concentration		[3650]	
E.	Other (List)			
		[3736A]	[3736B]	
		[3736C]	[3736D]	
		[3736E]	[3736F]	
			[3736]	523 [3740]
10.	Net Capital			50,371 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	207 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	45,371 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	50,061 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		3,101 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		[3820]	[3830]
19.	Total aggregate indebtedness		3,101 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 6 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accurals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			115,981 [4240]
	A.	Net income (loss)		4,949 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			120,930 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		[4330]